

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Jesse Timmermans
Chief Financial Officer
Revolve Group, Inc.
12889 Moore Street
Cerritos, California 90703

      Re: Revolve Group, Inc.
           Form 10-K for the Year Ended December 31, 2019
           Filed February 26, 2020
           File No. 001-38927

Dear Mr. Timmermans:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services